December 17, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. David Orlic

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Soliciting Material Pursuant to Rule 14a-12
Filed on Form 425 on December 7, 2012
File No. 333-179485

Dear Mr. Orlic:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing the Company’s responses to the comment of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 11, 2012.

For convenience of reference, the Staff comment contained in your December 11, 2012 comment letter is reprinted below in italics and is followed by the response of the Company.

General

1. We note the statements regarding “conference calls sponsored by Steven Edelman and Richard Edelman,” a participant being paid by “the Edelmans,” and further references to an “Edelman group” appearing in your soliciting materials. Please provide factual support for the assertion that Richard Edelman and Steve Edelman are acting concertedly with respect to the consolidation proposal. Alternatively, please refrain from such characterizations in future soliciting materials, and specify the individual to whom you are referring when addressing these matters.

In response to the Staff’s comment, the Company’s support for the assertion that Richard Edelman and Steven Edelman are acting concertedly with respect to the consolidation proposal is based on (i) statements made during the many conference calls sponsored by Steven Edelman, (ii) conversations between participants and either Steven or Richard Edelman reported to the Company by the participants, (iii) the various e-mails and mailings referencing Steven and/or Richard Edelman, and postings on the website, www.empirestateinvestors.com.

Conference Calls

With respect to the statements made during the conference calls sponsored by Steven Edelman, representatives of Malkin Holdings have listened to many, if not all, of the conference calls. Also, many participants have reported the contents of such calls to Malkin Holdings. Richard Edelman has spoken in a number of these calls. On a number of these calls, Steven Edelmen has described the volunteer system. He has stated that there is a group of volunteers who have pooled resources and have divided various responsibilities. In particular, Steven Edelman has described how he is responsible for organizing and leading the conference calls as well as actively calling and speaking to participants and Richard Edelman is responsible for creating and maintaining the website, mailing various distributions to participants and actively calling and speaking to participants. Other volunteers are alleged to be responsible for reviewing various portions of the filed documents. Other volunteers are alleged to be responsible for actively calling and speaking to participants. On the calls, Steven Edelman has emphasized how there is a small group of volunteers who are in regular contact with one another, share information and discuss various aspects of the proposed consolidation. Separately, Steven Edelman has stated in correspondence with Malkin Holdings that he has master records of all attendees to the conference calls on computers under his control. Many of such attendees registered on the website run by Richard Edeleman. Further, many of these attendees were solicited to such calls by Richard Edelman, Peter Benjamin and other volunteers. These activities and statements indicate a level of coordinated activity.

In addition, on the calls Steven Edelman has solicited the assistance of other participants to participate in the group’s activities, including by encouraging participants to contribute funds to aid the group’s activities, to call the SEC and Malkin Holdings to voice their concerns about the consolidation and to publicize the Edelman conference calls. Steven Edelman has, on the calls, provided both his and other members of the group’s contact details (including contact details for Richard Edelman) and encouraged other participants to contact them.

We have provided the participant lists only to Steven Edelman, but there is evidence to suggest that Richard Edelman and the other members of the volunteer group have collective access to this list. As has been discussed with the Staff on many occasions, representatives of Malkin Holdings regularly receive calls from many of the participants in the subject LLCs. Based on reports received from participants to Malkin Holdings and calls received directly by employees or affiliates of Malkin Holdings, participants generally have been called by only one of Richard Edelman, Steven Edelman or another volunteer, which indicates the sharing of the participant list. Since the participants have reported receiving calls generally from only one individual in a group of volunteers (rather than calls from various volunteers), this also indicates concerted action has been taken to divide up the participant list.

Participant Conversations

Participants have also reported to Malkin Holdings on the subject matter of many of the conversations participants have had with Steven Edelman, Richard Edelman and other volunteers. Among other matters reported, many of these participants reported conversations in which Steven and Richard Edelman said they were engaged in various collective efforts including the subject matters of the conference calls, the website and other mailings to participants. Some of the callers admitted that they are compensated. Some callers (other than Steven and Richard Edelman) have stated that they are volunteers (other than Steven and Richard) and have introduced themselves to participants (including members and employees of Malkin Holdings or their family members) as working together with the Edelmans or as family friends of the Edelmans. With respect to the calls to participants relating to the organization of the conference calls, participations have reported receiving calls to invite them to the conference calls from both Steven and Richard Edelman (as well as others), indicating collective efforts.

Emails, Mailings and Website

In addition, the materials posted on the website and in the mailings to participants which Richard Edelman is responsible for contain exactly the same subject matter as has been covered in the conference calls sponsored by Steven Edelman. The similarity of the subject matter (for example, copies of distribution projections) is so consistent that it is not credible to believe that there has not been concerted activity taking place. There are other examples of collective efforts, such as invitations to the conference calls being posted on Richard Edelman’s website and Steven Edelman referring to analysis contained in the mailings to participants and information on the Richard Edelman’s website during the conference calls.

Finally, the company would also like to bring to the Staff’s attention that Steven and Richard Edelman are cousins.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinksy

Larry Medvinsky

Clifford Chance US LLP

/s/ Steven Fishman

Steven Fishman

Proskauer Rose LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Thomas Kluck
Angela McHale